UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 Fuel-Tech N.V.
                                 --------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value,
                          -----------------------------
                      and Warrants to Purchase Common Stock
                      -------------------------------------
                         (Title of Class of Securities)

                                    359523107
                                 --------------
                                 (CUSIP Number)

                                 Ralph E. Bailey
                         c/o American Bailey Corporation
                              695 East Main Street
                           Stamford, Connecticut 06901
                                 (203) 348-8700
                                 --------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 April 30, 1998
                                 --------------
             (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]



                                                              Page 1 of 20 pages

---------------------------------            -----------------------------------
CUSIP No.  359523107                                 Page 2 of 20 Pages

---------------------------------            -----------------------------------

------- ------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Ralph E. Bailey

------- ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER                           (a) [X]
        OF A GROUP (See Instructions)                                   (b) [ ]
------- ------------------------------------------------------------------------
   3    SEC USE ONLY

------- ------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)
        PF
------- ------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               [ ]
------- ------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------
                       7     SOLE VOTING POWER
                             0
    NUMBER OF       -------  ---------------------------------------------------
      SHARES           8     SHARED VOTING POWER
   BENEFICIALLY              7,750,000
     OWNED BY       -------  ---------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING                4,650,000
      PERSON        -------  ---------------------------------------------------
       WITH           10     SHARED DISPOSITIVE POWER
                             400,000
---------------------------  ---------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        5,050,000
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        28.6%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)
        IN
------- ------------------------------------------------------------------------

---------------------------------            -----------------------------------
CUSIP No.  359523107                                 Page 3 of 20 Pages

---------------------------------            -----------------------------------

------- ------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Douglas G. Bailey

------- ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
        (See Instructions)                                              (b) [ ]
------- ------------------------------------------------------------------------
   3    SEC USE ONLY

------- ------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)
        PF
------- ------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               [ ]
------- ------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
---------------------------  ---------------------------------------------------
                       7     SOLE VOTING POWER
                             0
    NUMBER OF       -------  ---------------------------------------------------
      SHARES           8     SHARED VOTING POWER
   BENEFICIALLY              7,750,000
     OWNED BY       -------  ---------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING                1,912,500
      PERSON        -------  ---------------------------------------------------
       WITH           10     SHARED DISPOSITIVE POWER
                             400,000
---------------------------  ---------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        2,312,500
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        11.8%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)
        IN
------- ------------------------------------------------------------------------

---------------------------------            -----------------------------------
CUSIP No.  359523107                                 Page 4 of 20 Pages

---------------------------------            -----------------------------------

------- ------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Nolan R. Schwartz

------- ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
        (See Instructions)                                              (b) [ ]
------- ------------------------------------------------------------------------
   3    SEC USE ONLY

------- ------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)
        PF
------- ------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               [ ]
------- ------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
---------------------------  ---------------------------------------------------
                       7     SOLE VOTING POWER
                             0
    NUMBER OF       -------  ---------------------------------------------------
      SHARES           8     SHARED VOTING POWER
   BENEFICIALLY              7,750,000
     OWNED BY       -------  ---------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING                225,000
      PERSON        -------  ---------------------------------------------------
       WITH           10     SHARED DISPOSITIVE POWER
                             100,000
---------------------------  ---------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        325,000
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.8%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)
        IN
------- ------------------------------------------------------------------------

---------------------------------            -----------------------------------
CUSIP No.  359523107                                 Page 5 of 20 Pages

---------------------------------            -----------------------------------

------- ------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Guy C. Heckman

------- ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
        (See Instructions)                                              (b) [ ]
------- ------------------------------------------------------------------------
   3    SEC USE ONLY

------- ------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)
        PF
------- ------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               [ ]
------- ------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
------------------  -------  ---------------------------------------------------
                       7     SOLE VOTING POWER
                             0
    NUMBER OF       -------  ---------------------------------------------------
      SHARES           8     SHARED VOTING POWER
   BENEFICIALLY              7,750,000
     OWNED BY       -------  ---------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING                125,000
      PERSON        -------  ---------------------------------------------------
       WITH           10     SHARED DISPOSITIVE POWER
                             100,000
------------------  -------  ---------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        225,000
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.3%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)
        IN
------- ------------------------------------------------------------------------

---------------------------------            -----------------------------------
CUSIP No.  359523107                                 Page 6 of 20 Pages

---------------------------------            -----------------------------------

------- ------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        J. William Drake

------- ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
        (See Instructions)                                              (b) [ ]
------- ------------------------------------------------------------------------
   3    SEC USE ONLY

------- ------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)
        PF
------- ------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               [ ]
------- ------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
------------------  -------  ---------------------------------------------------
                       7     SOLE VOTING POWER
                             0
    NUMBER OF       -------  ---------------------------------------------------
      SHARES           8     SHARED VOTING POWER
   BENEFICIALLY              7,750,000
     OWNED BY       -------  ---------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING                125,000
      PERSON        -------  ---------------------------------------------------
       WITH           10     SHARED DISPOSITIVE POWER
                             100,000
------------------  -------  ---------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        225,000
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        1.3%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)
        IN
------- ------------------------------------------------------------------------

---------------------------------            -----------------------------------
CUSIP No.  359523107                                 Page 7 of 20 Pages

---------------------------------            -----------------------------------

------- ------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Robert M. Davenport

------- ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
        (See Instructions)                                              (b) [ ]
------- ------------------------------------------------------------------------
   3    SEC USE ONLY

------- ------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)
        PF
------- ------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               [ ]
------- ------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
------------------  -------  ---------------------------------------------------
                       7     SOLE VOTING POWER
                             0
    NUMBER OF       -------  ---------------------------------------------------
      SHARES           8     SHARED VOTING POWER
   BENEFICIALLY              7,750,000
     OWNED BY       -------  ---------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING                125,000
      PERSON        -------  ---------------------------------------------------
       WITH           10     SHARED DISPOSITIVE POWER
                             37,500
------------------  -------  ---------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        162,500
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.9%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)
        IN
------- ------------------------------------------------------------------------

---------------------------------            -----------------------------------
CUSIP No.  359523107                                 Page 8 of 20 Pages

---------------------------------            -----------------------------------

------- ------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Betsy S. Kenyon

------- ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
        (See Instructions)                                              (b) [ ]
------- ------------------------------------------------------------------------
   3    SEC USE ONLY

------- ------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)
        PF
------- ------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               [ ]
------- ------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
------------------  -------  ---------------------------------------------------
                       7     SOLE VOTING POWER
                             0
    NUMBER OF       -------  ---------------------------------------------------
      SHARES           8     SHARED VOTING POWER
   BENEFICIALLY              7,750,000
     OWNED BY       -------  ---------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING                75,000
      PERSON        -------  ---------------------------------------------------
       WITH           10     SHARED DISPOSITIVE POWER
                             25,000
------------------  -------  ---------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        100,000
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.6%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)
        IN
------- ------------------------------------------------------------------------

---------------------------------            -----------------------------------
CUSIP No.  359523107                                 Page 9 of 20 Pages

---------------------------------            -----------------------------------

------- ------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        James G. Hannoosh

------- ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
        (See Instructions)                                              (b) [ ]
------- ------------------------------------------------------------------------
   3    SEC USE ONLY

------- ------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)
        PF
------- ------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               [ ]
------- ------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
------------------  -------  ---------------------------------------------------
                       7     SOLE VOTING POWER
                             0
    NUMBER OF       -------  ---------------------------------------------------
      SHARES           8     SHARED VOTING POWER
   BENEFICIALLY              7,750,000
     OWNED BY       -------  ---------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING                50,000
      PERSON        -------  ---------------------------------------------------
       WITH           10     SHARED DISPOSITIVE POWER
                             12,500
------------------  -------  ---------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        62,500
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.4%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)
        IN
------- ------------------------------------------------------------------------

---------------------------------            -----------------------------------
CUSIP No.  359523107                                 Page 10 of 20 Pages

---------------------------------            -----------------------------------

------- ------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Geneve E. Hendricks

------- ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
        (See Instructions)                                              (b) [ ]
------- ------------------------------------------------------------------------
   3    SEC USE ONLY

------- ------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)
        PF
------- ------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               [ ]
------- ------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
------------------  -------  ---------------------------------------------------
                       7     SOLE VOTING POWER
                             0
    NUMBER OF       -------  ---------------------------------------------------
      SHARES           8     SHARED VOTING POWER
   BENEFICIALLY              7,750,000
     OWNED BY       -------  ---------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING                37,500
      PERSON        -------  ---------------------------------------------------
       WITH           10     SHARED DISPOSITIVE POWER
                             12,500
------------------  -------  ---------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        50,000
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.3%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)
        IN
------- ------------------------------------------------------------------------

---------------------------------            -----------------------------------
CUSIP No.  359523107                                 Page 11 of 20 Pages

---------------------------------            -----------------------------------

------- ------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Lindsay G. Mortner

------- ------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [X]
        (See Instructions)                                              (b) [ ]
------- ------------------------------------------------------------------------
   3    SEC USE ONLY

------- ------------------------------------------------------------------------
   4    SOURCE OF FUNDS (See Instructions)
        PF
------- ------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                               [ ]
------- ------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
------------------  -------  ---------------------------------------------------
                       7     SOLE VOTING POWER
                             0
    NUMBER OF       -------  ---------------------------------------------------
      SHARES           8     SHARED VOTING POWER
   BENEFICIALLY              7,750,000
     OWNED BY       -------  ---------------------------------------------------
       EACH            9     SOLE DISPOSITIVE POWER
    REPORTING                25,000
      PERSON        -------  ---------------------------------------------------
       WITH           10     SHARED DISPOSITIVE POWER
                             12,500
------------------  -------  ---------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        37,500
------- ------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES (See Instructions)                                           [ ]
------- ------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.2%
------- ------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON (See Instructions)
        IN
------- ------------------------------------------------------------------------

                                                                   Page 12 of 20
                                  Introduction

          This Schedule 13D is being filed in order to report the acquisition of an aggregate of (i) 4,750,000 shares of common stock, $.01 par value (the "Common Stock"), and (ii) warrant rights to purchase an additional 3,000,000 shares of Common Stock, of Fuel-Tech N.V., a Netherlands Antilles limited liability company (the "Issuer") by the group of individuals reporting herein (each, a "Reporting Person", collectively, the "Reporting Persons"). The Reporting Persons purchased all of the shares and warrants in a securities purchase transaction (closed April 30, 1998) among Issuer and each of the Reporting Persons pursuant to a securities purchase agreement dated as of March 23, 1998 (the "Securities Purchase Agreement"). All of the shares and/or warrants, as the case may be, that were obtained by each Reporting Person were obtained individually and for his or her own account. In connection with this transaction, the Reporting Persons and/or Issuer also executed and delivered several other agreements, including a shareholders agreement dated as of April 30, 1998 among Issuer and each of the Reporting Persons (the "Shareholders Agreement") (discussed immediately below and in Item 6), a share pledge agreement among all of the Reporting Persons and a third party (discussed in Item 6), and certain call agreements among the Reporting Persons (discussed in
Item 6).

          Pursuant to the Shareholders Agreement, the Reporting Persons share their voting power solely with respect to their obligation to vote all of their shares of Common Stock in favor of Issuer's four (4) designees on Issuer's board of directors. Also pursuant to said Shareholders Agreement, the Reporting Persons collectively possess rights (i) to nominate three (3) members of the board of directors of Issuer and (ii) to select at least 50% of the members of the board of directors of Issuer's wholly owned subsidiary, Fuel Tech, Inc., a Massachusetts corporation. (The eighth member of Issuer's board of directors must be a Netherlands Antilles person mutually agreeable to Issuer and a majority of the shares of the Reporting Persons.)


Item 1.   Security and Issuer.

          The class of equity securities to which this Schedule relates is Issuer's Common Stock, $.01 par value. The Issuer is Fuel-Tech N.V., a Netherlands Antilles limited liability company, and its principal executive offices are located at Castorweg 22-24, Curacao, Netherlands Antilles.

Item 2.   Identity and Background.

          This Schedule 13D is being filed on behalf of the following group of Reporting Persons: Ralph E. Bailey, Douglas G. Bailey, Nolan R. Schwartz, Guy C. Heckman, J. William Drake, Robert M. Davenport, Betsy S. Kenyon, Lindsay G. Mortner, James G. Hannoosh, and Geneve E. Hendricks. Ralph E. Bailey and Douglas
G. Bailey are (or expect shortly to become) directors of Issuer.

          Each of the Reporting Persons has a business address c/o American Bailey Corporation, 695 East Main Street, Stamford, CT 06901. American Bailey provides management services to various businesses. Each of the Reporting Persons has the present principal occupation or employment that is indicated by the title(s) set forth directly opposite his or her name:

Ralph E. Bailey       Chairman of the Board

Douglas G. Bailey     CEO and President

Nolan R. Schwartz     Vice President

J. William Drake      Vice President

Guy C. Heckman        Vice President

Robert M. Davenport   Vice President and Treasurer

Betsy S. Kenyon       Vice President and Secretary

Lindsay G. Mortner    Assistant Secretary

James Hannoosh        Consultant

Geneve Hendricks      System Administrator


          No Reporting Person nor any other person named above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws. Each Reporting Person is a United States citizen.

Item 3.   Source and Amount of Funds or Other Consideration.

          All of the Common Stock purchased by the Reporting Persons and reported herein was obtained as a result of cash payment. Each Reporting Person was the sole source of the cash consideration paid for the Common Stock.

Item 4.   Purpose of Transaction.

          The Common Stock was acquired primarily for investment purposes. The Reporting Persons intend to review on a continuing basis their investment in the Issuer and the Issuer's business, prospects and financial condition. Based on such continuing review, alternative investment opportunities available to the reporting persons and all other factors deemed relevant (including, without limitation, the market for and price of the Common Stock, offers for shares of the Common Stock, general economic conditions and other future developments), the Reporting Persons may decide, subject to certain restrictions contained in the Securities Purchase Agreement, the Shareholders Agreement and related agreements, to sell or seek the sale of all or part of the Common Stock or increase their holdings of the Common Stock.

          The Reporting Persons hope to influence the operation of Issuer in a manner that will improve the performance of the Reporting Persons' investment in Issuer. In this regard, pursuant to the Shareholders' Agreement, the Reporting Persons have obtained the rights (i) to nominate three (and reasonably withhold approval of another) of Issuer's eight board members and (ii) to select at least 50% of the members of the board of directors of Issuer's wholly owned subsidiary, Fuel Tech, Inc. (see Introduction above; see also Item 6 below). However, except for acquiring and exercising the afore-mentioned director nomination rights, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the consequences listed in paragraphs
(a) - (j) of Item 4 of the Special Instructions for Complying With Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          (a) and (b) Set forth in the table below are the number and percentage of shares of Issuer Common Stock beneficially owned by each Reporting Person named in Item 2 as of the date hereof, which persons collectively comprise a group within the meaning of ss.13(d)(3) of the Act. (These figures include the warrant rights to purchase Issuer Common Stock (held by each Reporting Person other than Ralph E. Bailey), which rights are exercisable until April 30, 2008 at an exercise price of $1.75 subject to certain upward or downward adjustments based on possible future occurrences such as the consolidation or merger of Issuer or the reclassification, split or subdivision of the Common Stock.)

                           Number of Shares     Number of Shares      Number of Shares         Aggregate       Percentage of
                          Beneficially Owned      Beneficially       Beneficially Owned    Numbers of Shares       Shares
                             With Shared         Owned With Sole         With Shared         Beneficially       Beneficially
Name                         Voting Power       Dispositive Power     Dispositive Power          Owned             Owned
----                         ------------       -----------------     -----------------          -----             -----
Ralph E. Bailey              7,750,000(1)          4,650,000               400,000             5,050,000           28.6%
Douglas G. Bailey            7,750,000(1)          1,912,500(2)            400,000             2,312,500           11.8%
Nolan R. Schwartz            7,750,000(1)            325,000(3)            100,000               325,000            1.8%
Guy C. Heckman               7,750,000(1)            225,000(4)            100,000               225,000            1.3%
J. William Drake             7,750,000(1)            225,000(4)            100,000               225,000            1.3%
Robert M. Davenport          7,750,000(1)            162,500(4)             37,500               162,500            0.9%
Betsy S. Kenyon              7,750,000(1)            100,000(4)             25,000               100,000            0.6%
James G. Hannoosh            7,750,000(1)             62,500(4)             12,500                62,500            0.4%
Geneve E. Hendricks          7,750,000(1)             50,000(4)             12,500                50,000            0.3%
Lindsay G. Mortner           7,750,000(1)             37,500(4)             12,500                37,500            0.2%

------------------
(1) All of the shares of Issuer Common Stock owned by the Reporting Persons have shared voting power with respect to the election of directors of Issuer; thus, none of such shares can be characterized as having sole voting rights. However, with respect to any other matter, the Reporting Persons are entitled to vote their shares of Common Stock (but not the shares represented by their unexercised warrant rights) in any legal manner.

(2) Includes 75,000 shares of Common Stock and warrant rights to purchase an additional 1,837,500 shares of Common Stock.

(3) Includes 25,000 shares of Common Stock and warrant rights to purchase an additional 300,000 shares of Common Stock.

(4) Includes no shares of Common Stock but only warrant rights to purchase shares of Common Stock.

(5) The sole basis upon which certain Related Persons share the dispositive power of warrant rights (exercisable within sixty days) to purchase certain shares of Issuer Common Stock is a series of Call Agreements dated as of March 23, 1998 between Ralph E. Bailey and Douglas G. Bailey (jointly), on the one hand, and such other Related Person, on the other hand. Each Call Agreement encumbers a percentage of the respective Related Person's warrant rights to shares for the joint benefit of Ralph E. Bailey and Douglas G. Bailey. Specifically, these Call Agreements have caused all Related Persons other than Ralph E. Bailey and Douglas G. Bailey to have made their warrant rights to an aggregate amount of 400,000 shares of Issuer Common Stock subject to call and exercise by either of the Baileys upon any attempt by certain unrelated third parties to enforce their rights of collection against the Baileys pursuant to that certain Pledge and Security Agreement dated December 9, 1994 among Caterpillar Overseas S.A., Ralph E. Bailey and Douglas G. Bailey. (For further discussion of the Call Agreements, see Item 6.)


               (c)    None.

               (d) Not applicable.

               (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          Each of the Reporting Persons entered into a Securities Purchase Agreement dated as of March 23, 1998, and a Shareholders Agreement dated as of April 30, 1998, with Issuer. The Reporting Persons obtained their shares (and warrant rights to additional shares) of Issuer Common Stock pursuant to the Securities Purchase Agreement, a copy of which is attached as Exhibit 1 to this Schedule. Pursuant to the Shareholders Agreement, a copy of which is attached as
Exhibit 2 to this Schedule, the Reporting Persons (i) obtained certain rights, with respect to nomination of and voting on certain designees of the board of directors of Issuer and its wholly owned subsidiary, Fuel Tech, Inc. ("FTI"), a Massachusetts corporation, and (ii) agreed to certain restrictions on transfer or encumbrance of all of their shares of Issuer Common Stock (and warrants representing rights therefor) until Issuer and FTI have satisfied their obligations under the Purchase Agreement (as defined below). The Reporting Persons' rights regarding the board of directors will have a duration of between four and ten years provided that they continue to hold certain stipulated amounts of Issuer Common Stock during such periods. The restrictions on the Reporting Persons' Issuer Common Stock shares and warrants terminate upon the satisfaction by FTI of its obligations under the Purchase Agreement discussed in the following paragraph.

          Simultaneous to execution and delivery of the Securities Purchase Agreement and the Shareholders Agreement, each of the Related Persons also entered into that certain Bailey Pledge Agreement, dated as of April 30, 1998 (the "Bailey Pledge Agreement""), with Nalco FT, Inc. ("Nalco FT"), a Delaware corporation acting in its own capacity and as agent for Nalco Chemical Company ("Nalco Chemical"), a Delaware corporation and the parent company of Nalco FT (Nalco Chemical and Nalco FT, the "Nalco Parties"). Pursuant to the Bailey Pledge Agreement, which is attached as Exhibit 3 to this Schedule, the Related Persons pledged all 4,750,000 shares of, and warrants representing the rights to 3,000,000 shares of, Issuer Common Stock to the Nalco Parties as collateral to secure various purchase obligations of Issuer and FTI set forth in that certain Purchase Agreement (the "Purchase Agreement") dated as of March 23, 1998 among Nalco Chemical, Nalco FT and FTI. The Purchase Agreement enabled Issuer, acting through FTI, to obtain sole ownership of Nalco Fuel Tech, a Delaware general partnership previously owned 50% by Nalco FT and 50% by FTI. (Nalco Fuel Tech was and is Issuer's primary source of revenue.) Execution and delivery of the Bailey Pledge Agreement by the Related Persons constituted a material inducement to the Nalco Parties to enter into the Purchase Agreement. If any of the Nalco Parties subsequently exercises its Bailey Pledge Agreement rights as a secured party and forecloses on the Reporting Persons' shares of (or warrants representing the rights to shares of) Issuer Common Stock, such Nalco Party would obtain voting power or investment power over such securities.

          Simultaneous to their obtaining the warrant rights to purchase Issuer Common Stock discussed in Item 5 above, each Reporting Person (other than Ralph
E. Bailey and Douglas G. Bailey) executed a Call Agreement dated as of March 23, 1998 among such Reporting Person, Ralph E. Bailey and Douglas G. Bailey. Each Call Agreement (two representative examples of which are attached as Exhibit 4 to this Schedule) encumbers a portion of each such Reporting Person's warrant rights for the benefit of Ralph E. Bailey and Douglas G. Bailey jointly. The Call Agreements collectively encumber the warrant rights to purchase 500,000 shares of Common Stock, but only the rights to 400,000 of such shares are exercisable within sixty (60) days. Accordingly, the group's Reporting Persons other than Ralph E. Bailey and Douglas G. Bailey share with said Baileys dispositive power over 400,000 shares of Common Stock of Issuer.

          Pursuant to a Registration Rights Agreement dated as of April 30, 1998 among each of the Reporting Persons, Issuer and certain other parties, the Issuer granted the Reporting Persons registration rights which, upon the Reporting Persons fulfillment of certain conditions over various periods of time, require the Issuer, on demand, to cause Common Stock of the Issuer held by the Reporting Persons to be registered under the Securities Act of 1933, as amended, so as to permit the Reporting Persons' sale or other disposition of the Common Stock.

          Pursuant to the Management Services Agreement dated April 30, 1998 between Issuer and American Bailey Corporation, a Connecticut corporation (of which each Reporting Person either is an owner, an employee or a consultant), a copy of which is attached as Exhibit 5 to this Schedule, American Bailey agreed to provide certain management consulting services to Issuer. Neither American Bailey nor any of the Reporting Persons will charge a fee to Issuer for any services rendered pursuant to said Management Services Agreement during the 24 month period beginning April 30, 1998 and thereafter for the duration of such agreement both sides will negotiate an annual fee for services rendered.

Item 7.    Material to Be Filed as Exhibits.

Exhibit
Number     Description
------     -----------

   1 Securities Purchase Agreement dated as of March 23, 1998 among each of the Reporting Persons and Issuer.

   2 Shareholders Agreement dated as of April 30, 1998 by and among each of the Reporting Persons and Issuer.

   3 Bailey Pledge Agreement dated as of April 30, 1998 among each of the Reporting Persons and Nalco FT.

   4 Two Call Agreements dated as of March 23, 1998, one among Nolan R. Schwartz, Ralph E. Bailey and Douglas G. Bailey, and the other among Guy C. Heckman, Ralph E. Bailey and Douglas G. Bailey.

   5 Registration Rights Agreement dated as of April 30, 1998 among Issuer and each of the Reporting Persons.

   6 Agreement dated April 30, 1998 among each of the Reporting Persons relating to the execution, delivery and filing of this Schedule 13D.

                                       SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 30, 1998
                                             /s/ RALPH E. BAILEY
                                             ------------------------------
                                             Ralph E. Bailey

                                             /s/ DOUGLAS G. BAILEY
                                             ------------------------------
                                             Douglas G. Bailey

                                             /s/ NOLAN R. SCHWARTZ
                                             ------------------------------
                                             Nolan R. Schwartz

                                             /s/ GUY C. HECKMAN
                                             ------------------------------
                                             Guy C. Heckman

                                             /s/ J. WILLIAM DRAKE
                                             ------------------------------
                                             J. William Drake

                                             /s/ ROBERT M. DAVENPORT
                                             ------------------------------
                                             Robert M. Davenport

                                             /s/ BETSY S. KENYON
                                             ------------------------------
                                             Betsy S. Kenyon

                                             /s/ JAMES G. HANNOOSH
                                             ------------------------------
                                             James G. Hannoosh

                                             /s/ GENEVE E. HENDRICKS
                                             ------------------------------
                                             Geneve E. Hendricks

                                             /s/ LINDSAY G. MORTNER
                                             ------------------------------
                                             Lindsay G. Mortner

                                      EXHIBIT INDEX
                                      -------------


Exhibit
Number     Description
------     -----------

   1 Securities Purchase Agreement dated as of March 23, 1998 among each of the Reporting Persons and Issuer.

   2 Shareholders Agreement dated as of April 30, 1998 by and among each of the Reporting Persons and Issuer.

   3 Bailey Pledge Agreement dated as of April 30, 1998 among each of the Reporting Persons and Nalco FT.

   4 Two Call Agreements dated as of March 23, 1998, one among Nolan R. Schwartz, Ralph E. Bailey and Douglas G. Bailey, and the other among Guy C. Heckman, Ralph E. Bailey and Douglas G. Bailey.

   5 Registration Rights Agreement dated as of April 30, 1998 among Issuer and each of the Reporting Persons.

   6 Agreement dated April 30, 1998 among each of the Reporting Persons relating to the execution, delivery and filing of this Schedule 13D.